                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                        NEW WORLD RESTAURANT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Shares of Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    649271103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                  May 30, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------
CUSIP No. 649271103                 13D/A
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       16,274,023 (includes 16,274,023
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
              OWNED BY                   ---------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING                        0
             PERSON WITH
                                         ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               16,274,023 (includes 16,274,023
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                         ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               16,274,023 (includes 16,274,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 649271103                 13D/A
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       16,274,023 (includes 16,274,023
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
              OWNED BY                   ---------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING                        0
             PERSON WITH
                                         ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               16,274,023 (includes 16,274,023
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                         ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               16,274,023 (includes 16,274,023 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               24.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 649271103                 13D/A
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       2,944,765 (includes 2,944,765
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
              OWNED BY                   ---------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING                        0
             PERSON WITH
                                         ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               2,944,765 (includes 2,944,765
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                         ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,944,765 (includes 2,944,765 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 649271103                 13D/A
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital Qualified, L.P.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       6,958,421 (includes 6,958,421
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
              OWNED BY                   ---------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING                        0
             PERSON WITH
                                         ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               6,958,421 (includes 6,958,421
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                         ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,958,421 (includes 6,958,421 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               12.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               PN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------
CUSIP No. 649271103                 13D/A
-------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital Offshore, Ltd.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]


--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF, WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands
--------------------------------------------------------------------------------
              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       6,370,837 (includes 6,370,837
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
              OWNED BY                   ---------------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING                        0
             PERSON WITH
                                         ---------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               6,370,837 (includes 6,370,837
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                         ---------------------------------------
                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,370,837 (includes 6,370,837 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                         AMENDMENT NO. 3 TO SCHEDULE 13D

                  This Amendment No. 3 to Schedule 13D (the "Schedule 13D"), relating to shares of common stock of New World Restaurant Group, Inc., f/k/a New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "Issuer"), is being filed as an amendment to the statement on Schedule 13D as filed with the Securities and Exchange Commission (the "Commission") on January 30, 2001, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on February 2, 2001, as amended by Amendment No. 2 filed with the Commission on July 2, 2001. This Schedule 13D is filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company, and its affiliates ("Greenlight"), Greenlight Capital, L.P., a Delaware limited partnership ("Greenlight Fund"), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd., a Cayman Islands exempted company ("Greenlight Offshore"), for whom Greenlight Capital Inc., an affiliate of Greenlight Capital, L.L.C., acts as investment advisor, Greenlight Capital Qualified, L.P., a Delaware limited partnership ("Greenlight Qualified"), of which Greenlight is the general partner, and Mr. David Einhorn, principal of Greenlight (the "Principal").

                  This Schedule 13D relates to shares of Common Stock of the Issuer purchased by Greenlight for the accounts of (i) Greenlight Fund, (ii) Greenlight Qualified, and (iii) Greenlight Offshore.

ITEM 2. IDENTITY AND BACKGROUND

                  (a) This statement is filed by: (i) Greenlight, (ii) Greenlight Fund, (iii) Greenlight Offshore, (iv) Greenlight Qualified, and (v) Mr. David Einhorn.

                  (b) The business address of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal is 420 Lexington Avenue, Suite 1740, New York, NY 10170.

                  (c) Greenlight provides investment management services to private individuals and institutions. Greenlight Fund, Greenlight Qualified and Greenlight Offshore are private investment funds. The principal occupation of Mr. Einhorn is investment management.

                  (d) None of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) Greenlight is a Delaware limited liability company. Greenlight Fund and Greenlight Qualified are Delaware limited partnerships. Greenlight Offshore is a Cayman Islands exempted company. Mr. David Einhorn is a United States citizen.

ITEM 4. PURPOSE OF THE TRANSACTION

                  Item 4 of the Schedule 13D is hereby amended and supplemented by the following paragraph:

                  In connection with the Letter Agreement and the Issuer's determination that no Distributed Proceeds would be made with respect to the Bonds, the Greenlight Entities requested in its letter, dated as of May 23, 2003, a copy of which is attached as Exhibit 99.1, that the Issuer issue shares of Series F Preferred Stock in the amount of (i) 2,748 shares to Greenlight Fund, (ii) 6,160 shares to Greenlight Qualified, and (iii) shares to 5,121 Greenlight Offshore, such shares issuable as of the date the Issuer made such determination with respect to a third party in a similar situation as the Greenlight Entities. In addition, the Greenlight Entities requested that the Issuer issue the Additional Warrants to purchase Common Stock in the aggregate amount of 21,935,000 issuable to Greenlight Fund, Greenlight Qualified, and Greenlight Offshore pro rata in the same ratios as those contemplated for the issuance of the Series F Preferred Stock above. In connection with the issuance of the Series F Preferred Stock and Additional Warrants described above, the Greenlight Entities also requested that the Issuer issue warrants (the "Debt Warrants") to purchase Common Stock at an exercise price of $0.01 per share in the amount of (i) 2,748,314 shares to Greenlight Fund, (ii) 6,160,207 shares to Greenlight Qualified, and (iii) 5,120,646 shares to Greenlight Offshore, such warrants being in substantially the same form attached as Exhibit B to the Letter Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  (a) As of May 30, 2003, Greenlight and Mr. Einhorn beneficially own 16,274,023 shares of Common Stock of the Issuer (which includes 16,274,023 shares issuable to Greenlight Fund, Greenlight Offshore and Greenlight Qualified upon exercise of the Warrants), which represents 24.2% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 16,274,023 shares of Common Stock underlying the Warrants not yet exercised but beneficially owned by Greenlight and Mr. Einhorn as of the date hereof, by (ii) 67,290,880 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Securities and Exchange Commission on May 16, 2003 and (z) 16,274,023 shares of Common Stock underlying the Warrants. The 16,274,023 shares of Common Stock underlying the Warrants described above are beneficially owned by Greenlight and Mr. Einhorn for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

                           As of May 30, 2003, Greenlight Fund beneficially owns
2,944,765 shares of Common Stock of the Issuer (which includes 2,944,765 shares issuable to the reporting persons upon exercise of its Warrants), which represents 5.5% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,944,765 shares of Common Stock underlying the Warrant not yet exercised but beneficially owned by Greenlight Fund as of the date hereof, by
(ii) 53,961,622 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Securities and Exchange Commission on May 16, 2003 and (z) 2,944,765 shares of Common Stock underlying its Warrants.

                           As of May 30, 2003, Greenlight Qualified beneficially
owns 6,958,421 shares of Common Stock of the Issuer (which includes
6,958,421 shares issuable to the reporting persons upon exercise of its Warrant), which represents 12.0% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 6,958,421 shares of Common Stock underlying the Warrant not yet exercised but beneficially owned by Greenlight Qualified as of the date hereof, by (ii) 57,975,278 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Securities and Exchange Commission on May 16, 2003 and (z) 6,958,421 shares of Common Stock underlying its Warrants.

                           As of May 30, 2003, Greenlight Offshore beneficially
owns 6,370,837 shares of Common Stock of the Issuer (which includes 6,370,837 shares issuable to the reporting persons upon exercise of its Warrant), which represents 11.1% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 6,370,837 shares of Common Stock underlying the Warrant not yet exercised but beneficially owned by Greenlight Offshore as of the date hereof, by (ii) 57,387,694 shares of Common Stock, which equals the sum of (y) 51,016,857 shares of Common Stock outstanding as of April 30, 2003 based upon the Issuer's 10Q filed with the Securities and Exchange Commission on May 16, 2003 and (z) 6,370,837 shares of Common Stock underlying its Warrants.

                  (b) Greenlight and Mr. Einhorn for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the shares of Common Stock held by each such entity.

                  (c) Other than as described in Items 3 and 4 above, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals have engaged in any transactions in the Common Stock within the past 60 days.

                  (d) Not Applicable.

                  (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth in Item 4 of this Schedule 13D, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Letter, dated as of May 23, 2003, from David Einhorn, Manager of Greenlight Capital, L.L.C. (on behalf of Greenlight Capital, L.P. and Greenlight Qualified L.P.) and on behalf of Greenlight Capital, Inc., Investment Adviser of Greenlight Capital Offshore, Ltd.

Exhibit 99.9 Joint Filing Agreement dated May 30, 2003, among Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and Mr. Einhorn.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 30, 2003


                                    GREENLIGHT CAPITAL, L.L.C.

                                    By:      /s/ DAVID EINHORN
                                             -----------------------------------
                                             David Einhorn, Managing Member

                                    GREENLIGHT CAPITAL, L.P.

                                    By:      Greenlight Capital, L.L.C., its
                                             general partner

                                    By:      /s/ DAVID EINHORN
                                             -----------------------------------
                                             David Einhorn, Managing Member

                                    GREENLIGHT CAPITAL QUALIFIED, L.P.

                                    By:      Greenlight Capital, L.L.C., its
                                             general partner

                                    By:      /s/ DAVID EINHORN
                                             -----------------------------------
                                             David Einhorn, Managing Member

                                    GREENLIGHT CAPITAL OFFSHORE, LTD.

                                    By:      /s/ DAVID EINHORN
                                             -----------------------------------
                                             David Einhorn, Director


                                    /S/ DAVID EINHORN
                                    --------------------------------------------
                                    David Einhorn